

September 14, 2021

Adam Satterfield
Chief Financial Officer
Old Dominion Freight Line, Inc.
500 Old Dominion Way
Thomasville , NC 27360

> **Re: Old Dominion Freight Line, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 24, 2021**
> **File No. 000-19582**

Dear Mr. Satterfield:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Risk Factors, page 6

1. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

2. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
    *   quantification of material weather-related damages to your property or operations; and
    *   any weather-related impacts on the cost or availability of insurance.

3.   If material, please quantify past capital expenditures for climate-related projects.

4.   Quantify any material increased compliance costs related to climate change.

5.   If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311, if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation